UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2024

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

2023 Results January 30, 2024

Disclaimer This document is only provided for information purposes and is not intended to provide financial advice and, therefore, does not constitute, nor should it be interpreted as, an offer to sell, exchange or acquire, or an invitation for offers to acquire securities issued by any of the aforementioned companies, or to contract any financial product. Any decision to purchase or invest in securities or contract any financial product must be made solely and exclusively on the basis of the information made available to such effects by the company in relation to each specific matter.The information contained in this document is subject to and should be read in conjunction with all other publicly available information of the issuer. This document contains forward-looking statements that constitute or may constitute “forward-looking statements” (within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995) with respect to intentions, objectives, expectations or estimates as of the date hereof, including those relating to future targets of both a financial and non-financial nature (such as environmental, social or governance (“ESG”) performance targets). Forward-looking statements may be identified by the fact that they do not refer to historical or current facts and include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “duty”, “intend”, “likelihood”, “risk”, “VaR”, “purpose”, “commitment”, “goal”, “target” and similar expressions or variations of those expressions. They include, for example, statements regarding future growth rates or the achievement of future targets, including those relating to ESG performance. The information contained in this document reflects our current expectations and targets, which are based on various assumptions, judgments and projections, including non-financial considerations such as those related to sustainability, which may differ from and not be comparable to those used by other companies. Forward-looking statements are not guarantees of future results, and actual results may differ materially from those anticipated in the forward-looking statements as a result of certain risks, uncertainties and other factors. These factors include, but are not limited to, (1) market conditions, macroeconomic factors, domestic and international stock market movements, exchange rates, inflation and interest rates; (2) regulatory and oversight factors, political and governmental guidelines, social and demographic factors; (3) changes in the financial condition, creditworthiness or solvency of our clients, debtors or counterparties, such as changes in default rates, as well as changes in consumer spending, savings and investment behavior, and changes in our credit ratings; (4) competitive pressures and actions we take in response thereto; (5) performance of our IT, operations and control systems and our ability to adapt to technological changes; (6) climate change and the occurrence of natural or man-made disasters, such as an outbreak or escalation of hostilities; and (7) our ability to appropriately address any ESG expectations or obligations (related to our business, management, corporate governance, disclosure or otherwise), and the cost thereof. In the particular case of certain targets related to our ESG performance, such as, decarbonization targets or alignment of our portfolios, the achievement and progress towards such targets will depend to a large extent on the actions of third parties, such as clients, governments and other stakeholders, and may therefore be materially affected by such actions, or lack thereof, as well as by other exogenous factors that do not depend on BBVA (including, but not limited to, new technological developments, regulatory developments, military conflicts, the evolution of climate and energy crises, etc.). Therefore, these targets may be subject to future revisions. The factors mentioned in the preceding paragraphs could cause actual future results to differ substantially from those set forth in the forecasts, intentions, objectives, targets or other forward-looking statements included in this document or in other past or future documents. Accordingly, results, including those related to ESG performance targets, among others, may differ materially from the statements contained in the forward-looking statements. Recipients of this document are cautioned not to place undue reliance on such forward-looking statements. Past performance or growth rates are not indicative of future performance, results or share price (including earnings per share). Nothing in this document should be construed as a forecast of results or future earnings. BBVA does not intend, and undertakes no obligation, to update or revise the contents of this or any other document if there are any changes in the information contained therein, or including the forward-looking statements contained in any such document, as a result of events or circumstances after the date of such document or otherwise except as required by applicable law. This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are filed with the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions.

2023: accelerating profitable growth Expanding our activity and positive impact on society Advancing in the Execution of our Strategy Highest Results Ever Outstanding Profitability and Value Creation Significant Increase of Shareholder Distributions and Solid Capital Position TOTAL LOAN GROWTH1 +7.6% vs. 2022 DIGITAL SALES2 79% NET ATTRIBUTABLE PROFIT €8.0 billion ROTE 17.0% SHAREHOLDER DISTRIBUTIONS equivalent to €4.0 billion € 68 cents/share3 NEW CUSTOMERS +11 million SUSTAINABLE BUSINESS €70 billion EPS GROWTH (RECURRENT) +27% vs. 2022 TBV + DIVIDENDS (PER SHARE) +20.2% vs. 2022 CET1 FULLY LOADED 3 12.67% NOTE: In the presentation, 2022 figures have been restated according to IFRS17—Insurance contracts. (1) Performing loans under management excluding repos in constant euros. (2) Digital sales based on total units sold. (3) €16 cents (gross) in Oct. 23 already paid, and €39 cents (gross) in Apr.24 (pending approval from the governing bodies), and the Share Buyback Program for an amount of €781 million, equivalent to €13 cents/share (pending approval from the governing bodies and subject to mandatory regulatory approval).

Expanding our activity and positive impact on society BBVA GROUP INCLUSIVE GROWTH LOAN GROWTH1 FINANCING (Dec-23, YOY, CONSTANT €) % €Bn +7.6 15 MOBILIZED IN 2023 140,000 550,000 70,000 20 million FAMILIES BOUGHT SMEs AND LARGER CORPORATES PAYROLLS COLLECTED BY THEIR HOME2 SELF—EMPLOYED EXPANDED INVESTED IN GROWTH3 OUR CLIENTS4 THEIR BUSINESS2 (1) Performing loans under management excluding repos. (2) New loans in 2023. (3) Corporates with BBVA lending as of December 2023 (4) Payroll, pension or unemployment benefits in December 2023.

Excellent customer growth driven by digital NEW CUSTOMERS1 (BBVA GROUP, MILLION; % ACQUISITION THROUGH DIGITAL CHANNELS) DIGITAL TOTAL 65% DIGITAL 13% 2018 2019 2020 2021 2022 2023 (1) Gross customer acquisition through own channels for retail segment. Excludes the US business sold to PNC for comparison purposes. Total active clients grew to 71.5 million in 2023

Delivering extraordinary customer service supported by our digital strategy MOBILE CUSTOMERS (MILLION CUSTOMERS) 52.8 NPS2 LEADERSHIP POSITION IN ALL COUNTRIES 23.1 1 # 2018 2023 Top 3 in other countries DIGITAL SALES (%, UNITS AND VALUE (PRV1)) BBVA GROUP 79 UNITS +11pp NPS 57 vs. 2018 63 VALUE 38 2018 2023 (1) Product Relative Value as a proxy of lifetime economic representation of units sold. (2) Net Promoter Score among large banks in their respective countries.

Market share gain in all our countries, growing in the most profitable segments LOAN MARKET SHARES1 Total Loans Consumer + CC Business Loans SPAIN MEXICO TURKEY Var. 23/22 +78bps +38bps +30bps 2018 2018 2023 2018 2023 COLOMBIA PERU Var. 23/22 +0.8pp vs 2022 +74bps +34bps 2018 2023 2018 2023 (1) Loan market shares based on latest available data vs. year-end Dec’18. Var. 23/22 compares market shares of Dec’22 vs latest available. Turkey market share among private banks.

2023 Results 8

Channeling sustainable business above the target path

SUSTAINABLE BUSINESS ANNUAL GROWTH
(CLIMATE CHANGE AND INCLUSIVE GROWTH)



YoY growth
€206 Bn
Channeled since 2018
€300 Bn
Goal 2025
€ 70 Bn
€ 50 Bn
€ 35 Bn
€ 20 Bn
€ 18 Bn
€ 12 Bn
Retail
Enterprises
CIB
+39%
+43%
+99%
+20%
2018
2019
2020
2021
2022
2023

Note: Sustainable business channeling is considered to be any mobilization of funds, cumulatively, in relation with activities, clients or products considered to be sustainable or promoting sustainability in accordance with internal standards and market standards, existing regulations, and best practices. It includes FMBBVA within retail segments.

Member of
Dow Jones Sustainability Indices
Powered by the S&P Global CSA

BBVA top-ranking European bank in *Dow Jones Sustainability Index* for fourth year in a row

Advancing in the decarbonization of the main emitting sectors BBVA’S COMMITMENT IN PORTFOLIO AVERAGE REDUCTION OF EMISSIONS IN THE ALIGNMENT BY 2030 TARGET SECTORS (SYNTHETIC INDICATOR3, % EMISSIONS REDUCTION) SECTOR GOAL 2030 Power -52% kg CO e/MWh 2 Auto -46% g CO /km 2 Steel -23% kg CO /tn 2 Cement -17% kg CO /tn 2 2022 2023 2026 Coal Phase out1 Actual emissions reduction path Oil & Gas -30% Mn tCO e Target emissions reduction path 2 Aviation -18% g CO /pkm 2 2 NEW 2023 Shipping </=0% g CO2/ (DWT-nm)2 (1) 2030 for developed countries and 2040 for emerging countries. (2) A positive (3)Includes the following sectors and weights: Power (25%), Auto (10%), Steel (10%), Cement indicator means unaligned (above the scenario’s decarbonization pathway). A negative (10%), Coal (20%), Oil and Gas (25%). The indicator incorporates the weighted emissions or zero indicator means aligned with the pathway. reduction of each portfolio. The degree of achievement of the portfolio alignment objective is part of the long-term variable remuneration of employees

Net Attributable Profit sets a new record RECURRENT NET ATTRIBUTABLE PROFIT1 (CURRENT €M) +27% vs. 2022 8,019 +22% vs. 2022 6,621 EARNINGS PER SHARE (RECURRENT, €)2 5,069 4,830 4,627 3,084 20172018 20182019 20192020 20212020 20222021 20222023 +26% Reported NAP (€M) 5,324 3,512 1,305 4,653 6,420 8,019 vs 2022 (1) Recurrent Net Attributable Profit and recurrent Earnings per Share (EPS) figures, which exclude discontinued operations and non-recurring results, as reported in each year’s result presentation. Variation percentages include restatements in 2022 figures according to IFRS17. For 2023 and 2022, EPS is calculated considering the total outstanding number of shares as of 31/12/23 and as of 31/12/22, respectively, excluding the average treasury shares. For the prior periods, EPS is calculated considering the average number of shares for each period, excluding the average treasury shares (2021 treasury shares included 112 M acquired under the SBB program) (2) EPS calculated according to IAS33 would be 0.75, 0.47, 0.14, 0.67, 0.98 and 1.29 for the years 2018, 2019, 2020, 2021, 2022 and 2023 respectively.

Outstanding profitability and value creation metrics TBV + DIVIDENDS PROFITABILITY METRICS3 (€ / SHARE1) (%) TBV / share Dividends / share +20.2% vs. 2022 ROTE +68% 1.382 5.86 ROE 8.46 2018 2019 2020 2021 2022 2023 Dec-18 Dec-23 (1) Total number of shares considered: 6,621mn as of Dec-18, and 5,834mn as of Dec-23. (2) Total gross dividends paid from Dec-18 to Dec-23. (3) Profitability metrics excluding discontinued operations and non-recurring results.

2023 Results 12

Exceptional performance vs. competition

TBV + DIVIDENDS GROWTH
(PER SHARE, 2023 % YoY Var.)


+20.2%
+12.0%
BBVA
European Peer Group average[1]

ROTE
(2023, %)


17.0%
13.4%
BBVA
European Peer Group average[1]

EFFICIENCY
(2023, %)


41.7%
52.2%
BBVA
European Peer Group average[1]

(1) European Peer Group: BNPP, CASA, SG, HSBC, LBG, BARC, ISP, UCG, ING, NDA, SAN, CABK, DB. Peers data are based on reported figures as of 9M23 annualized. TBV + dividend growth comparison for European peer group average as of Sep'23 YoY.

2023 key financial messages 1 CORE REVENUES (NII+FEES) TOTAL LOAN GROWTH1 STRONG CORE REVENUES AND ACTIVITY GROWTH +27.0% vs. 2022 +7.6% vs. Dec. 2022 2 LEADING AND IMPROVING EFFICIENCY RATIO EFFICIENCY WITH POSITIVE JAWS 41.7% -370 BPS. vs. 2022 3 SOLID ASSET QUALITY TRENDS, COST OF RISK ALIGNED WITH OUR 1.15% EXPECTATIONS 4 STRONG CAPITAL POSITION CET1 FL ABOVE OUR TARGET 12.67% vs. 11.5%-12% TARGET RANGE NOTE: Variations in Constant €. (1) Performing loans under management excluding repos. 2023: accelerating profitable growth

2023 Profit & Loss Change 2023/2022 BBVA Group (€M) 2023 % constant % Net Interest Income 23,089 29 21 Net Fees and Commissions 6,288 21 17 Net Trading Income 2,183 32 13 Other Income & Expenses1 -2,018 -5 19 Gross Income 29,542 30 19 Operating Expenses -12,308 20 15 Operating Income 17,233 39 23 Impairment on Financial Assets -4,428 34 31 Provisions and Other Gains and Losses -386 85 48 Income Before Tax 12,419 40 19 Income Tax -4,003 33 16 Non-controlling Interest -397 n.s. n.s. Net Attributable Profit (ex non-recurring impacts)2 8,019 35 22 Net Attributable Profit (reported) 8,019 40 26 (1) Extraordinary banking tax in Spain (-215 €M) is registered under Other Income & Expenses. (2) Non-recurring results include the negative impact of 201€M due to the agreement reached with Merlin for the purchase of 662 branches in Spain in 2Q22

4Q23 Profit & Loss Change Change 4Q23/4Q22 4Q23/3Q23 BBVA Group (€M) 4Q23 % constant % % constant % Net Interest Income 5,246 19 -2 0 -18 Net Fees and Commissions 1,694 36 28 11 1 Net Trading Income 753 231 180 45 14 Other Income & Expenses -255 -40 -42 -71 -69 Gross Income 7,438 35 15 14 -7 Operating Expenses -3,068 19 7 6 -7 Operating Income 4,370 48 21 19 -6 Impairment on Financial Assets -1,225 33 23 8 1 Provisions and Other Gains and Losses -213 571 276 187 169 Income Before Tax 2,932 47 15 19 -13 Income Tax -799 25 -6 -8 -35 Non-controlling Interest -75 n.s. n.s. n.s. n.s. Net Attributable Profit (reported) 2,058 57 32 26 -1

Core revenues growth levered on activity and higher spreads LOAN GROWTH CUSTOMER SPREAD CORE REVENUES (YOY, CONSTANT €) (%) (YOY, CONSTANT €M) SPAIN +32% +5.4% +5.9% +3.6% Consumer + Mid-sized Credit Cards companies 4Q22 3Q23 4Q23 1Q23 2Q23 3Q23 4Q23 4Q22 MEXICO +12% +0.9% +19.0% +17.9% Consumer + SMEs Credit Cards 4Q22 3Q23 4Q23 4Q22 1Q23 2Q23 3Q23 4Q23 Note: Performing loans under management excluding repos according to local GAAP. Mexico customer spread is for blended currency (MXN and USD)

Positive jaws and strong improvement in efficiency POSITIVE JAWS EFFICIENCY RATIO (2023 YOY, CONSTANT €) (COST-TO-INCOME, % CONSTANT €) FOOTPRINT INFLATION1 18.6% -370bps 12M AVERAGE +30.3% +19.7% Gross Operating 2022 2023 Income Expenses (1) Weighted by operating expenses and excluding Venezuela.

Asset quality metrics aligned with our expectations FINANCIAL ASSETS IMPAIRMENTS NPL (CONSTANT €M) (€BN) 4Q22 1Q23 2Q23 3Q23 4Q23 Dec-22 Mar-23 Jun-23 Sep-23 Dec-23 COST OF RISK NPL & COVERAGE RATIOS (%, YTD) (%) COVERAGE NPL Dec-22 Mar-23 Jun-23 Sep-23 Dec-23 Dec-22 Mar-23 Jun-23 Sep-23 Dec-23

Solid capital position above our target CET1 FULLY-LOADED (%, BPS) -6bps +57 bps -32 bps -36 bps 12.73% 12.67% +5 bps Target Range 11.5%-12.0% SREP Requirement 8.78% Sep -23 Results Dividend RWAs Others1 Dec -23 accrual & AT1 (constant €) coupons (1) Includes, among others, FX and mark to market of HTC&S portfolios, minority interests, and a positive impact in OCI equivalent to the Net Monetary Position value loss in hyperinflationary economies registered in results.

Significant increase of Shareholder Distributions CASH DIVIDEND1 (€cts/share) +28% TOTAL PAY-OUT €55 cts./share 43 2023 31 26 26 39 Apr-243 50%2 of Net Attributable Profit 6 16 Oct-23 2018 2019 2020 2021 2022 2023 €4.0 BN equivalent to 4 NEW SHARE BUY BACK PROGRAM €68 cts /share5 €781M 1.6% of market capitalization6 (1) Gross figures. (2) Pay-out percentage calculated taking into account the following: (i) 2023 Reported results (€ 8,019 M) and (ii) considering outstanding shares as of January 30, 2024. (3) Pending approval from the governing bodies. (4) Pending approval from the governing bodies and subject to mandatory regulatory approval. (5) Amount calculated taking into account that the equivalent cash amount of the new Share Buy Back program is €13 cents per share. (6) As of market price at closing of January 29, 2024. (7) Ratio calculated calculated taking into account that the new Share Buy Back would equal 1.6% of the current market capitalization of BBVA. Since 2021 the total amount distributed to our shareholders will reach €13.2 Bn and 14% of the BBVA Group shares7 will be amortized

We continue on our path to success regarding our ambitious 2021-2024 goals COST-TO-INCOME ROTE1 TBV + DIVIDENDS (%) (%, ANNUALIZED) (€/SHARE, %) CAGR 2021-2023 HIGH TEENS MID TEENS CAGR SLIGHT IMPROVEMENT 2021-24 CAGR NEW TARGET CUSTOMERS2 SUSTAINABLE BUSINESS (MILLION CUMULATIVE) (€ BILLION, CUMULATIVE SINCE 2018) 40%-50% IMPROVEMENT IN GOAL LINE ACTUAL Revised target EXPECTED PERFORMANCE OF INDICATORS Original target (1) Excluding discontinued operations and non-recurring results (2) Target customers refers to those customers in which the bank wants to grow and retain, as they are considered valuable due to their assets, liabilities and/or transactionality with BBVA.

Business Areas

2023 Results 23

Spain

PROFIT & LOSS (€M)

	4Q23	Δ (%) vs. 4Q22	Δ (%) vs. 3Q23	12M23	Δ (%) vs. 12M22
Net Interest Income	1,567	44.2	3.8	5,620	48.9
Net Fees and Commissions	561	7.7	10.0	2,164	0.4
Net Trading Income	100	50.8	10.4	409	3.4
Other Income & Expenses	-173	-5.0	-286.9	-305	42.5
Gross Income	**2,055**	**37.8**	**-6.7**	**7,888**	**29.1**
Operating Expenses	-844	11.4	7.6	-3,145	8.4
Operating Income	**1,211**	**65.0**	**-14.7**	**4,743**	**47.7**
Impairment on Financial Assets	-246	29.1	49.1	-651	24.5
Provisions and Other Gains and Losses	-71	74.0	208.4	-145	86.6
Income Before Tax	**894**	**77.8**	**-27.4**	**3,947**	**51.2**
Income Tax	-249	79.4	-29.1	-1,190	61.1
Net Attributable Profit (ex non-recurring impacts)	**645**	**77.4**	**-26.7**	**2,755**	**47.5**
Discontinued operations and non-recurring results	-	n.s	n.s	-	n.s
Net Attributable Profit (reported)	**645**	**77.4**	**-26.7**	**2,755**	**65.3**

ACTIVITY (DEC-23)


€Bn
YoY
169.7
-0.9%
Mortgages
65.9
-2.2%
Consumer + Credit Cards
17.5
+5.9%
Very small businesses
15.4
-2.1%
Mid-size companies
23.1
+3.6%
Corporate + CIB
24.7
-5.4%
Public sector
14.1
+7.8%
Others
9.1
-10.6%
Lending[1]
€Bn
YoY
312.2
+1.7%
Demand Deposits
187.9
-5.1%
Time Deposits
27.0
+22.8%
Off-BS Funds
97.3
+12.1%
Cust.Funds[1]

(1) Performing loans and Cust.Funds under management, excluding repos.

KEY RATIOS

CUSTOMER SPREAD (%)


Yield on loans
2.42
4.01
4.28
Customer spread
2.21
3.33
3.42
Cost of deposits
0.21
0.68
0.86
4Q22
3Q23
4Q23

ASSET QUALITY RATIOS (%)


Coverage
61
55
55
NPL Ratio
3.94
3.97
4.10
CoR (YtD)
0.28
0.31
0.37
4Q22
3Q23
4Q23

- **Loan book broadly flat QoQ:** continued growth in consumer and SMEs while mortgages remains flat. Very solid new origination dynamics (+9% QoQ).
- **Strong core revenues** (+5.4% QoQ), levered on further improvement of customer spread (+10 bps QoQ) and higher fees. Cost of deposits remains contained.
- **Efficiency** improves to an outstanding **39.9% FY2023.**
- **Asset quality within expectations:** FY CoR at 37 bps YtD
- **Outstanding NAP:** €2.755 Mn 12M23

2023 Results 24

Mexico

PROFIT & LOSS (CONSTANT €M)

	4Q23	Δ Constant (%) vs. 4Q22	Δ Constant (%) vs. 3Q23	12M23	Δ Current (%) vs. 12M22	Δ Constant (%) vs. 12M22
Net Interest Income	2,847	9.5	1.1	11,054	31.9	19.5
Net Fees and Commissions	592	25.1	-0.1	2,226	37.0	24.0
Net Trading Income	186	53.0	191.1	572	30.3	18.0
Other Income & Expenses	113	114.4	-5.0	415	42.8	29.3
Gross Income	**3,738**	**15.1**	**4.1**	**14,267**	**32.9**	**20.4**
Operating Expenses	-1,193	18.4	10.0	-4,384	29.1	16.9
Operating Income	**2,545**	**13.6**	**1.5**	**9,883**	**34.7**	**22.0**
Impairment on Financial Assets	-663	52.2	-1.5	-2,499	47.6	33.7
Provisions and Other Gains and Losses	-24	-197.7	298.9	-25	5.0	-4.9
Income Before Tax	**1,858**	**1.6**	**1.6**	**7,359**	**31.0**	**18.6**
Income Tax	-526	-3.4	5.5	-2,018	35.6	22.8
Net Attributable Profit (reported)	**1,332**	**3.7**	**0.1**	**5,340**	**29.3**	**17.1**

ACTIVITY (DEC-23) (CONSTANT €)


€Bn
88.5
YoY
+10.6%
Mortgages
17.6
+8.7%
Consumer
13.3
+15.8%
Credit Cards
9.3
+21.2%
SMEs
6.0
+19.0%
Other Commercial
34.4
+5.4%
Public sector
7.7
+12.4%
Lending1
€Bn
145.2
YoY
+13.2%
Demand Deposits
78.9
+8.4%
Time Deposits
13.1
+0.3%
Off-BS Funds
53.3
+25.2%
Cust.Funds1

(1) Performing loans and Cust.Funds under management, excluding repos, according to local GAAP.

KEY RATIOS

CUSTOMER SPREAD (%)


Yield on loans
13.34
14.55
14.45
Customer spread
11.27
11.94
11.67
Cost of deposits
2.07
2.61
2.78
4Q22
3Q23
4Q23

ASSET QUALITY RATIOS (%)


Coverage
129
127
123
NPL Ratio
2.51
2.55
2.61
CoR (YtD)
2.49
2.94
2.96
4Q22
3Q23
4Q23

- **Robust loan growth** in 4Q23 (+2.7% QoQ) supported mainly by retail segments (+3.2% QoQ) while wholesale continued gaining pace (+2.1% QoQ).
- **Positive dynamic in NII remain in 4Q23** (+1.1% QoQ) driven by activity growth. Yield on loans quarterly evolution affected by seasonality in credit cards.
- **Positive jaws in 12M23** and **outstanding efficiency at 30.7%.**
- **Sound asset quality metrics:** CoR at 296 bps in FY23, in line with expectations.

2023 Results 25

Turkey

PROFIT & LOSS (CURRENT €M)

	4Q23	Δ Current (%) vs 4Q22	Δ Current (%) vs 3Q23	12M23	Δ Current (%) vs. 12M22
Net Interest Income	288	-55.8	-52.2	1,869	-28.4
Net Fees and Commissions	369	166.4	7.0	998	65.9
Net Trading Income	139	-7.4	-65.6	937	26.4
Other Income & Expenses	-125	9.6	-75.9	-824	5.3
Of which:					
Net Monetary Position (NMP) loss	-298	17.6	-72.8	-2,118	-8.8
CPI linkers revenues	142	1.7	-75.2	1,202	-19.3
Gross Income	**670**	**-18.7**	**-19.3**	**2,981**	**-6.0**
Operating Expenses	-354	28.6	-22.3	-1,400	31.9
Operating Income	**316**	**-42.4**	**-15.7**	**1,581**	**-25.1**
Impairment on Financial Assets	-34	-66.6	14.7	-118	-69.4
Provisions and Other Gains and Losses	-46	168.8	2.7	-137	55.4
Income Before Tax	**237**	**-45.1**	**-21.5**	**1,325**	**-19.0**
Income Tax	-45	-79.1	-90.8	-702	-36.3
Non-controlling Interest	-31	-32.4	n.s.	-95	243.9
Net Attributable Profit (reported)	**161**	**-6.2**	**n.s.**	**528**	**4.6**

Note: 4Q23 figures include the re-expression of all P&L headings according to the end of period FX and inflation rate.

ACTIVITY (DEC-23)
(CONSTANT €; BANK ONLY)



€Bn
31.1
YoY[1]
FC
8.8
+7.4%
TL
+54.6%
Commercial
9.0
+34.6%%
Retail
13.3
+71.9%
Lending[2]
€Bn
40.9
YoY[1]
-12.3%
FC
Time
1.9
-56.4%
Demand
13.6
2.2%
TL
+97.9%
Time
20.8
+122.2%
Demand
4.6
+32.3%
Cust.Funds[2]

(1) FC evolution excluding FX impact.
(2) Performing loans and deposits under management, excluding repos, according to local GAAP.

KEY RATIOS



CUSTOMER SPREAD (%)
FC
7.49
9.32
9.38
TL
7.19
0.51
0.38
4Q22
3Q23
4Q23



ASSET QUALITY RATIOS (%)
Coverage
90
100
97
NPL Ratio
5.08
3.83
3.80
CoR (YtD)
0.94
0.26
0.25
4Q22
3Q23
4Q23

- **TL loans** decreased in real terms in 2023. **FC loan** growth focused on **export loans.**
- **NII** QoQ evolution impacted by lower customer spread in TL due to rising deposit costs, conditioned by the current regulatory framework (promoting the conversion of FX protected deposits to standard TL deposits).
- **Strong performance of Fees** and **NTI** during the year.
- **Significantly lower hyperinflation adjustment** vs 3Q supported by a lower quarterly inflation[3].
- **Sound asset quality** metrics.
- **Net Attributable Profit** at **528 Mn€** in **2023** in line with 2022.

(3) Inflation rate: 10.0% in 4Q23 (vs 25.1% in 3Q23) and 64.8% in FY23.

2023 Results 26

South America

NET ATTRIBUTABLE PROFIT
(CURRENT €M)

	4Q23	Δ Current (%) vs. 4Q22	Δ Current (%) vs. 3Q23	12M23	Δ Current (%) vs. 12M22
Colombia	41	77.6	111.6	156	-35.5
Peru	48	29.4	10.0	203	-1.2
Argentina	-5	-118.0	-114.1	132	-28.7
Other [1]	33	35.8	8.7	122	15.5
South America	**116**	**3.4**	**-10.2**	**613**	**-16.9**

(1) Other includes BBVA Forum (Chile), Venezuela, Uruguay and Bolivia.

ACTIVITY (DEC-23)
(CONSTANT €)


€Bn
YoY
41.0
+8.1%
Colombia
17.0
+5.1%
Peru
17.2
+2.6%
Argentina
2.3
+179.3%
Other
4.6
+8.5%
Lending[1]
€Bn
YoY
48.1
-9.3%
Colombia
20.4
+11.1%
Peru
18.5
+6.0%
Argentina
5.5
+181.3%
Other
3.7
-75.8%
Cust.Funds[1]

(1) Performing loans and Cust.Funds under management, excluding repos.

KEY RATIOS

CUSTOMER SPREAD (%)

COST OF RISK (YTD, %)


4.80
4.50
4.74
1.56
1.97
2.13
6.16
6.76
6.81
1.58
2.79
3.04
15.13
11.83
26.70
2.61
3.60
2.18
4Q22
3Q23
4Q23
4Q22
3Q23
4Q23

- **Colombia:** positive trend in NAP in 4Q23, supported by gross income (+25.0% QoQ). Strong NII increase (+6.5% QoQ) due to higher lending activity and customer spread improvement (+24 bps). Higher impairments mainly in retail portfolios.
- **Peru:** Strong pre-provision profit growth in 4Q23 (+3.0% QoQ) positive evolution of NII, strong fee income (+4.3% QoQ) and flat expenses. Higher impairments in retail portfolios in deteriorated macro context in 2023.
- **Argentina:** NAP at 132 Mn€ 12M23 despite operating under a challenging environment of hyperinflation[2] and currency devaluation.

(2) Inflation rate ARG: 211% YoY in FY23 vs 95% in FY22.

2023 Takeaways & 2024 Outlook

2023 takeaways Continued progress in the execution of our strategy centered on digitalization, innovation and sustainability Growing our franchises with industry-leading profitability and efficiency On track to achieve our ambitious 2021-2024 goals Significant increase of pay-out with a relevant cash dividend and a new share buy back program Creating value for our customers, shareholders, employees and society

2024 Outlook GROUP Net Attributable Profit to continue to grow in 2024 ROTE at high teens, above 2023 levels Efficiency slightly beating our 42% long term goal SPAIN Loans (eop): Flattish, outperforming the market NII: growth at mid single digit Fees: slight growth Expenses to grow close to 5%. Efficiency below 40% CoR: around 40 bps TURKEY Net Profit could be similar to that of 2023, in a still uncertain environment CoR: around 110 bps MEXICO Loans (eop): growth at double digit NII: grow at high single digit, slightly below activity growth Expenses: growing at high single digit, maintaining positive jaws CoR at around 325 bps SOUTH AMERICA CoR: around 280 bps Note: Mexico guidance in constant €.

Annex 01 Net Attributable Profit evolution 02 Gross Income breakdown 03 P&L Accounts by business unit 04 Customer spread by country 05 Stages breakdown by business area 06 Exposure to Covid-related loans and Commercial Real Estate 07 ALCO portfolio, NII sensitivity and LCRs & NSFRs 08 CET1 Sensitivity to market impacts 09 CET1 YTD evolution & RWAs by business area 10 Book Value of the main subsidiaries 11 TBV per share & dividends evolution 12 MREL 13 Digital metrics

Net Attributable Profit evolution

Business Areas Contribution to Group’s NAP 4Q23 YOY growth NET ATTRIBUTABLE PROFIT (BUSINESS AREAS CONTRIBUTION TO 4Q23 YOY GROWTH; CURRENT €M) +32% 4Q22 Spain Mexico Turkey South Rest of Corporate 4Q23 America Business Center NAP 4Q23 (€M) 645 1,353 161 116 67 -285 NAP growth (YoY) +77% +12% -6% +3% +18% -20%

Business Areas Contribution to Group’s NAP 12M23 YOY growth NET ATTRIBUTABLE PROFIT1 (BUSINESS AREAS CONTRIBUTION TO 12M23 YOY GROWTH; CURRENT €M) +22% 12M22 Spain Mexico Turkey South Rest of Corporate 12M23 America Business Center NAP 12M23 (€M) 2,755 5,340 528 613 389 -1,607 NAP growth (YoY) +47% +29% +5% -17% +63% +74% (1) Net attributable profit excluding the negative impact of 201M€ due to the agreement reached with Merlin for the purchase of 662 branches in Spain in 2Q22.

Gross Income breakdown

Gross Income breakdown 12M23 (€M, %) Rest of business 1,103 €M Spain South America 3% 7,888€M 4,331 €M 14% 26% 10% Turkey 2,981 €M 47% Mexico 14,267€M Note: Figures exclude Corporate Center.

P&L Accounts by business unit Rest of Corporate Turkey Argentina Colombia Peru Business Center (hyperinflation (hyperinflation adjustment) adjustment) 12M23 12M23

Rest of Business—Profit & Loss PROFIT & LOSS (€M) Î” (%) Î” (%) 4Q23 vs 4Q22 vs 3Q23 12M23 vs 12M22 Net Interest Income 134 50.6 -7.9 539 62.3 Net Fees and Commissions 52 -8.4 -12.5 244 0.7 Net Trading Income 66 13.9 -15.2 316 51.9 Other Income & Expenses -1 n.s. n.s. 3 -50.1 Gross Income 251 22.4 -12.2 1,103 39.7 Operating Expenses -168 14.8 11.4 -596 16.0 Operating Income 83 41.1 -38.4 507 83.8 Impairment on Financial Assets -3 -68.2 93.6 -28 107.4 Provisions and Other Gains and Losses -11 n.s. n.s. -1 n.s. Income Before Tax 69 43.7 -49.6 479 73.0 Income Tax -2 n.s. -92.6 -90 140.0 Net Attributable Profit 67 17.7 -38.5 389 62.6

Corporate Center—Profit & Loss PROFIT & LOSS (€M) Î” (%) Î” (%) 4Q23 vs 4Q22 vs 3Q23 12M23 vs 12M22 Net Interest Income -133 n.s. 18.2 -386 253.3 Net Fees and Commissions -4 -38.7 -63.3 -44 40.2 Net Trading Income 12 n.s. n.s. -686 133.6 Other Income & Expenses 39 -15.9 n.s. 87 -17.1 Gross Income -86 -53.3 -61.9 -1,029 212.7 Operating Expenses -235 -9.4 17.0 -849 -0.4 Operating Income -321 -27.7 -24.9 -1,878 59.0 Impairment on Financial Assets 0 n.s. -80.6 1 n.s. Provisions and Other Gains and Losses -19 n.s. 155.0 -21 n.s. Income Before Tax -340 -21.5 -21.7 -1,898 61.6 Income Tax 56 -48.4 -70.7 288 4.1 Non-controlling Interest -2 -94.5 -77.1 3 n.s. Net Attributable Profit -285 -19.9 14.5 -1,607 74.2

Turkey—hyperinflation adjustment 12M23 PROFIT & LOSS (€M) 12M23 12M23 Hyperinflation (reported) (1) adjustment (2) Ex.Hyperinflation Net Interest Income 1,869 72 1,797 Net Fees and Commissions 998 -77 1,075 Net Trading Income 937 -3 940 Other Income & Expenses -824 -2,497 1,673 Gross Income 2,981 -2,506 5,486 Operating Expenses -1,400 -44 -1,356 Operating Income 1,581 -2,550 4,130 Impairment on Financial Assets -118 -10 -108 Provisions and Other Gains and Losses -137 -11 -126 Income Before Tax 1,325 -2,570 3,896 Income Tax -702 355 -1,057 Non-controlling Interest -95 313 -408 Net Attributable Profit 528 -1,903 2,431 (1) 12M23 reported figures calculated according to end of period FX. (2) Mainly includes: (i) the Net Monetary Position (NMP) loss in the Other Income heading (ii) re-expression of all P&L headings according to the inflation rate until end of period, (iii) amortization expenses after the non monetary assets revaluation, (iv) impact of applying the conversion exchange rate fixing instead of average.

Argentina—hyperinflation adjustment 12M23 PROFIT & LOSS (€M) 12M23 12M23 Hyperinflation (reported) (1) adjustment (2) Ex.Hyperinflation Net Interest Income 1,880 -1,175 3,055 Net Fees and Commissions 161 -88 250 Net Trading Income 301 -339 640 Other Income & Expenses -1,302 -901 -401 Gross Income 1,041 -2,503 3,544 Operating Expenses -558 278 -837 Operating Income 483 -2,225 2,708 Impairment on Financial Assets -145 71 -216 Provisions and Other Gains and Losses -27 27 -53 Income Before Tax 311 -2,128 2,439 Income Tax -120 728 -849 Non-controlling Interest -59 459 -517 Net Attributable Profit 132 -941 1,073 (1) 12M23 reported figures calculated according to end of period FX. (2) Mainly includes: (i) the Net Monetary Position (NMP) loss in the Other Income heading (ii) re-expression of all P&L headings according to the inflation rate until end of period, (iii) amortization expenses after the non monetary assets revaluation, (iv) impact of applying the conversion exchange rate fixing instead of average.

Colombia—Profit & Loss PROFIT & LOSS (€M CONSTANT) Î” (%) Î” (%) 4Q23 vs 4Q22 vs 3Q23 12M23 vs 12M22 Net Interest Income 204 -0.5 5.8 768 -4.9 Net Fees and Commissions 29 22.1 11.6 114 18.3 Net Trading Income 32 27.9 n.s. 92 -6.2 Other Income & Expenses -3 -88.3 -65.8 -13 -45.9 Gross Income 263 15.0 26.4 962 -1.7 Operating Expenses -117 -7.8 2.8 -453 14.5 Operating Income 145 43.8 55.0 509 -12.7 Impairment on Financial Assets -107 65.8 21.6 -338 55.4 Provisions and Other Gains and Losses -17 n.s. n.s. -10 40.0 Income Before Tax 22 -44.2 283.0 161 -55.1 Income Tax 6 n.s. -16.4 -22 -82.0 Non-controlling Interest 10 n.s. 255.1 17 n.s. Net Attributable Profit 38 33.8 141.4 156 -32.5

Peru—Profit & Loss PROFIT & LOSS (€M CONSTANT) Î” (%) Î” (%) 4Q23 vs 4Q22 vs 3Q23 12M23 vs 12M22 Net Interest Income 344 13.9 3.0 1,304 21.1 Net Fees and Commissions 72 8.3 6.3 288 3.6 Net Trading Income 50 21.2 1.5 193 19.5 Other Income & Expenses -10 -0.1 1.7 -43 18.2 Gross Income 456 14.1 3.4 1,742 17.7 Operating Expenses -163 7.3 0.9 -634 15.1 Operating Income 293 18.2 4.8 1,109 19.2 Impairment on Financial Assets -174 41.6 4.1 -549 92.1 Provisions and Other Gains and Losses -20 116.8 n.s. -13 -67.0 Income Before Tax 100 -14.3 -16.2 547 -9.7 Income Tax 5 n.s. n.s. -109 -34.2 Non-controlling Interest -56 32.0 11.1 -235 0.0 Net Attributable Profit 48 33.6 12.5 203 -1.0

Customer Spread by country

Customer spreads: quarterly evolution AVERAGE 4Q22 1Q23 2Q23 3Q23 4Q23 4Q22 1Q23 2Q23 3Q23 4Q23 Spain 2.21% 2.75% 3.12% 3.33% 3.42% Turkey TL 7.19% 3.92% 0.81% 0.51% 0.38% Yield on Loans 2.42% 3.11% 3.64% 4.01% 4.28% Yield on Loans 18.67% 16.84% 16.50% 20.20% 28.49% Cost of Deposits -0.21% -0.37% -0.53% -0.68% -0.86% Cost of Deposits -11.49% -12.92% -15.69% -19.69% -28.10% Mexico MXN 12.16% 12.56% 12.72% 12.70% 12.44% Turkey FC1 7.49% 8.27% 8.78% 9.32% 9.38% Yield on Loans 14.56% 15.21% 15.47% 15.63% 15.53% Yield on Loans 7.98% 8.58% 9.07% 9.53% 9.55% Cost of Deposits -2.40% -2.65% -2.75% -2.93% -3.09% Cost of Deposits -0.49% -0.31% -0.29% -0.21% -0.17% Mexico FC1 5.30% 5.96% 6.24% 6.52% 6.55% Argentina 15.13% 18.70% 14.74% 11.83% 26.70% Yield on Loans 5.50% 6.21% 6.62% 6.96% 7.17% Yield on Loans 45.83% 49.97% 54.42% 61.62% 73.33% Cost of Deposits -0.19% -0.26% -0.38% -0.45% -0.62% Cost of Deposits -30.69% -31.27% -39.67% -49.79% -46.63% Colombia 4.80% 4.03% 4.29% 4.50% 4.74% Yield on Loans 11.86% 12.76% 13.48% 13.87% 14.00% Cost of Deposits -7.06% -8.74% -9.19% -9.37% -9.26% Peru 6.16% 6.23% 6.46% 6.76% 6.81% Yield on Loans 7.85% 8.38% 8.82% 9.38% 9.45% Cost of Deposits -1.69% -2.15% -2.37% -2.62% -2.64% (1) FC: Foreign Currency.

Customer spreads: YtD evolution AVERAGE 12M22 12M23 12M22 12M23 Spain 1.87% 3.15% Turkey TL 7.19% 0.90% Yield on Loans 1.95% 3.77% Yield on Loans 19.08% 21.05% Cost of Deposits -0.08% -0.61% Cost of Deposits -11.89% -20.15% Mexico MXN 11.79% 12.60% Turkey FC1 6.21% 9.01% Yield on Loans 13.68% 15.46% Yield on Loans 6.62% 9.25% Cost of Deposits -1.90% -2.86% Cost of Deposits -0.41% -0.24% Mexico FC1 4.00% 6.33% Argentina 14.53% 18.99% Yield on Loans 4.09% 6.75% Yield on Loans 38.12% 62.33% Cost of Deposits -0.09% -0.42% Cost of Deposits -23.60% -43.34% Colombia 5.46% 4.39% Yield on Loans 10.30% 13.54% Cost of Deposits -4.84% -9.15% Peru 5.76% 6.57% Yield on Loans 6.80% 9.02% Cost of Deposits -1.03% -2.45% (1) FC: Foreign Currency.

Stages breakdown by business areas

Stages breakdown by business areas CREDIT RISK BUSINESS BREAKDOWN BY AREA (DEC-23, € M) Gross Accumulated Gross Accumulated Gross Accumulated BBVA GROUP Exposure impairments SPAIN Exposure impairments MEXICO Exposure impairments Stage 1 392,528 2,142 Stage 1 168,863 471 Stage 1 85,293 1,098 Stage 2 41,006 2,170 Stage 2 22,851 715 Stage 2 7,018 621 Stage 3 15,305 7,450 Stage 3 8,189 3,314 Stage 3 2,472 1,332 Gross Accumulated SOUTH Gross Accumulated TURKEY Exposure impairments AMERICA Exposure impairments Stage 1 45,959 204 Stage 1 40,017 325 Stage 2 3,857 360 Stage 2 5,356 406 Stage 3 1,965 1,344 Stage 3 2,302 1,297 Gross Accumulated Gross Accumulated Gross Accumulated COLOMBIA Exposure impairments PERU Exposure impairments ARGENTINA Exposure impairments Stage 1 16,010 95 Stage 1 17,339 175 Stage 1 2,157 17 Stage 2 1,557 131 Stage 2 3,258 238 Stage 2 222 8 Stage 3 892 567 Stage 3 1,202 600 Stage 3 39 27

Exposure to Covid-related loans and Commercial Real Estate

Exposure to Covid-related loans backed by State guarantees and Commercial Real Estate COVID-RELATED LOANS, SPAIN AND PERU COMMERCIAL REAL ESTATE (OUTSTANDING LOANS AS OF DEC-23) (GROUP’s CRE EAD, %, AS OF DEC-23) 8.7 Bn€1 0.4 Bn€ c.10 Bn€2 of which of which 65% Retail 56% Retail c.2% over Total 35% Wholesale 44% Wholesale Credit EAD 76.5% 87% guaranteed by the State guaranteed by the State Note: data according to management information (1) In Spain, if we also consider undrawn credit lines, BBVA Spain has granted a total of 23.6 billion € ICO loans as of Dec, 2023 (of which 8.7 billion € is the outstanding drawn amount). (2) Group’s CRE Exposure At Default (EAD) within the wholesale portfolio.

ALCO Portfolio, NII Sensitivity and LCRs & NSFRs

ALCO Portfolio ALCO PORTFOLIO BREAKDOWN BY REGION (€ BN) Amort Cost Fair Value (HTC) (HTC&S) (duration Dec-23 (€BN) (€BN) incl. hedges) South America 0.2 4.5 1.5 years Turkey 6.2 2.3 3.7 years Mexico 6.7 11.5 2.5 years Euro 26.0 12.7 2.4 years (1) Spain 20.0 6.0 Italy 3.2 4.1 Rest 2.8 2.6 (1) Figures exclude SAREB senior bonds (€4.3bn as of Dec-22, €3.9bn as of Sep-23 and €3.8bn as of Dec-23) and High Quality Liquid Assets portfolios (€7.6bn as of Dec-22, €3.2bn as of Sep-23 and €1.0bn as of Dec-23) EURO ALCO PORTFOLIO MATURITY PROFILE EURO ALCO YIELD (€ BN) (Dec-23, %) 3.1%

NII sensitivity to interest rates movements ESTIMATED IMPACT ON NII IN THE NEXT 12 MONTHS TO PARALLEL INTEREST RATE MOVEMENTS(1) (TO +100 BPS INTEREST RATES INCREASE, %) +c.5% +2.3% EURO BALANCE MEXICO(2) (+1.6% for MXN SHEET BALANCE SHEET) (1) NII sensitivities to parallel interest rates movements as of Nov-23, using our dynamic internal model. (2) Mexico NII sensitivity for +100 bps breakdown: MXN sensitivity +1.6%; USD sensitivity +0.7%

Liquidity and funding ratios BBVA GROUP AND SUBSIDIARIES LCR & NSFR (DEC-23) LCR NSFR Loan To Total Group 193% / 149%1 131% Deposits BBVA, S.A. 178% 120% 87% Mexico 192% 140% 95% 2 212% Turkey 178% 76% S. America 3 >100% >100% 97% All countries (1) Using a more restrictive criterion on this ratio (limiting the LCRs of all of BBVA, S.A.’s subsidiaries to 100%), the resulting consolidated ratio reaches 149%. (2) Bank-only. (3) S. America. Both LCR and NSFR significantly above the 100% requirements at a Group level and in all banking subsidiaries

CET1 Sensitivity to market impacts

CET1 Sensitivity to market impacts1 TO A 10% CURRENCY DEPRECIATION 2 TO A 10% DECLINE IN TELEFONICA’S (DEC-23) SHARE PRICE (DEC-23) MXN -9bps -2 bps TRY -4bps TO +100 BPS MOVEMENT IN THE SPANISH SOVEREIGN BOND (DEC-23) USD +17bps -10 bps (1) CET1 sensitivity considering the FL capital ratio as of December 31th, 2023. (2) This sensitivity does not include the cost of capital hedges, which are currently estimated at 3 bp per quarter for MXN and 3 bp per quarter for TRY.

CET1 YTD evolution & RWAs by business area

Capital YtD evolution CET1 FULLY-LOADED – BBVA GROUP YTD EVOLUTION (%, BPS) 1 2 (1) Includes the reversal of the NPL backstop deduction in January 2023. (2) Includes, among others, minority interests, market related impacts, regulatory impacts and the credit in OCIs that offsets the debit in P&L due to the hyperinflation accounting.

Risk-weighted assets by business area Fully-Loaded RWAs Breakdown by business area (€M) Dec-22 Sep-23 Dec-23 Spain 114,474 117,112 121,779 Mexico 71,738 88,290 91,865 Turkey 56,275 53,056 54,506 South America 46,834 50,255 49,117 Argentina 8,089 6,678 4,997 Chile 2,174 2,176 2,145 Colombia 15,279 18,616 19,467 Peru 17,936 19,436 18,825 Others 3,356 3,349 3,683 Rest of business 35,064 35,087 36,410 Corporate Center 12,500 14,173 10,238 BBVA Group 336,884 357,972 363,916

Book Value of the main subsidiaries

Book Value of the main subsidiaries1,2 € BN; DEC-23 Mexico 21.3 Turkey 6.7 Colombia 1.8 Peru 1.4 Argentina 1.1 Chile 0.3 Venezuela 0.1 (1) Includes the initial investment + BBVA’s undistributed results + FX impact + other valuation adjustments. The Goodwill associated to each subsidiary has been deducted from its Book Value (2) Turkey includes Garanti BBVA subsidiaries

TBV per share & dividends evolution

Shareholder returns: TBV per share & dividends evolution TBV PER SHARE & DIVIDENDS1 (€ PER SHARE) TBV Dividends +20.2% 2 2 2 2 (1) 2022 figures restated for IFRS17. Including the deduction of the whole Share Buy Back program. (2) April 2023 dividend per share paid 0.31 € (gross) and October 2023 dividend per share paid 0.16 € (gross)

MREL

Sound MREL position POSITION AS OF DEC-23 (% RWA1) MREL REQUIREMENT2 + CBR SUBORDINATION REQUIREMENT + CBR 26.36% 21.84% 24.81% CBR: 3.35% 16.85% CBR: 3.35% MREL 21.46% Subordination 13.50% 3 3 M-MDA Buffer 154 bps (3.3€bn) Subordination Buffer 499 bps (10.7€bn) Note: Preliminary Data. (1) Position as of December 2023 as % LRE: MREL 11.10% (vs 7.27% Requirement); Subordination 9.20% (vs 5.61% Requirement). (2) On June 14, 2023, BBVA announced the reception of a new MREL Requirement applicable from Jan 1st 2024 (22.11% RWA and Subordination Requirement of 13.50% RWA). As of December 2023, BBVA already complies with these new requirements, also including the increase of +25bps from O-SII buffer . (3) Own funds and eligible liabilities to meet both MREL in RWAs or subordination requirement in RWAs, as applicable, and the combined capital buffer requirement, which would be 3.35%, without prejudice to any other buffer that may apply at any time. The CBR includes the CCyB calculated on the basis of exposures as of September 2023. The M-MDA buffer stands at 383bps (€19.5bn) in LRE. >80% of MREL eligible with subordination > or = to SNP

Digital metrics

Digital metrics mobile customers & digital sales MOBILE CUSTOMERS DIGITAL SALES—UNITS (MILLION CUSTOMERS, %) % OF TOTAL SALES YTD, # OF TRANSACTIONS) +35% DIGITAL SALES—PRV2 % OF TOTAL SALES YTD, PRV) CUSTOMER PENETRATION RATE1 65.7% 70.3% 73.9% (1) Mobile over active customers. (2) Product Relative Value as a proxy of lifetime economic representation of units sold.

BBVA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: January 30, 2024
By: /s/ María Ángeles Peláez Morón

Name: María Ángeles Peláez Morón
Title: Authorized representative